# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Karbon-X Corp, CIK 0001729637
CUSIP: 19179P109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1720 54- 5 AVE SW, CALGARY, Alberta Canada (A0), T2P 0M2
Date of event which requires filing of this statement: 09/16/2025
Filed by CIK 0001996107
Persons authorized to receive notices and communications: M. Richard Cutler, Cutler Law, 6575 West Loop South, Suite 500, Bellaire, Texas (TX), 77401, 7138880040

## Reporting persons
- Morsevo Trade, Inc (CIK 0001996107): type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); source of funds: working capital (WC); sole voting power 7,243,923; shared voting power 0; sole dispositive power 7,243,923; shared dispositive power 0; aggregate amount beneficially owned 7,243,923 (8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Karbon-X Corp
Address of issuer's principal executive offices: 1720 54- 5 AVE SW, CALGARY, Alberta Canada (A0), T2P 0M2
Comment: This Schedule 13D relates to the acquisition of shares of Common Stock (the "Shares") of Karbon-X Corp., whose principal executive offices are located at 6575 West Loop South, Suite 500, Bellaire, TX 77401.

## Item 2. Identity and Background
Name of person filing: Morsevo Trade, Inc. a Bahamian corporation.
Residence or business address: Its business address is Shirley Street and Federick Steps Corner, Nassau Bahamas. Stanislav Drgon is President and 100% beneficial owner of Morsevo Trade, Inc. whose business addresss is the same as Morsevo Trade, Inc.
Present principal occupation or employment: Mr. Drgon is an investor.
Criminal convictions in the last five years: During the last five years, neither Morsevo nor Mr. Drgon was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Morsevo nor Mr. Drgon has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Morsevo Trade, Inc. is a Bahamian corporation. Mr. Drgon is a citizen of the Slovak Republic.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the Shares in consideration for cash from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
On August 27, 2025 the Reporting Person acquired 918,889 shares of common stock upon conversion of a convertible note and interest with an original principal amount of $400,000. The Reporting Person acquired an additional 82,948 shares of common stock through market purchases as set forth below:
Date Per Share Total
3/20/2025 Buy 100.00 1.9500 USD
3/20/2025 Buy 100.00 1.9700 USD
3/20/2025 Buy 100.00 1.9700 USD
3/20/2025 Buy 100.00 1.9700 USD
3/20/2025 Buy 100.00 1.9700 USD
3/21/2025 Buy 100.00 1.9700 USD
3/21/2025 Buy 400.00 1.9700 USD
3/24/2025 Buy 100.00 1.9700 USD
3/27/2025 Sell (100.00) 2.0500 USD
4/4/2025 Sell (100.00) 2.1000 USD
4/7/2025 Sell (100.00) 2.1000 USD
4/17/2025 Sell (1.00) 2.1500 USD
5/14/2025 Buy 900.00 1.2500 USD
6/23/2025 Buy 100.00 0.7038 USD
6/23/2025 Buy 300.00 0.7276 USD
6/23/2025 Buy 100.00 0.7500 USD
6/25/2025 Buy 100.00 0.9000 USD
6/25/2025 Buy 100.00 0.9000 USD
6/25/2025 Buy 700.00 0.9000 USD
6/25/2025 Buy 300.00 0.9000 USD
6/25/2025 Buy 300.00 0.9083 USD
6/26/2025 Buy 100.00 0.9315 USD
6/26/2025 Buy 100.00 0.9315 USD
7/9/2025 Buy 100.00 0.9000 USD
7/9/2025 Buy 447.00 0.9300 USD
7/9/2025 Buy 500.00 0.9200 USD
7/9/2025 Buy 53.00 0.9000 USD
7/9/2025 Buy 53.00 0.9300 USD
7/9/2025 Buy 47.00 0.9800 USD

7/9/2025 Buy 100.00 0.9000 USD
7/9/2025 Buy 150.00 0.9000 USD
7/9/2025 Buy 950.00 0.9800 USD
7/9/2025 Buy 97.00 1.0000 USD
7/9/2025 Buy 3.00 0.9800 USD
7/9/2025 Buy 900.00 1.0000 USD
7/9/2025 Buy 3.00 1.0400 USD
7/9/2025 Buy 97.00 1.0000 USD
7/10/2025 Buy 100.00 0.9000 USD
7/10/2025 Buy 150.00 0.9000 USD
7/10/2025 Buy 900.00 1.0000 USD
7/10/2025 Buy 650.00 1.0000 USD
7/10/2025 Buy 500.00 0.9800 USD
7/10/2025 Buy 53.00 1.0250 USD
7/10/2025 Buy 1,000.00 1.0800 USD
7/10/2025 Buy 47.00 1.0800 USD
7/10/2025 Buy 100.00 1.0800 USD
7/10/2025 Buy 200.00 1.0800 USD
7/10/2025 Buy 300.00 1.0800 USD
7/10/2025 Buy 300.00 1.0800 USD
7/10/2025 Buy 88.00 1.0800 USD
7/10/2025 Buy 100.00 1.0800 USD
7/10/2025 Buy 100.00 0.9000 USD
7/10/2025 Buy 1,000.00 0.9999 USD
7/10/2025 Buy 400.00 0.9000 USD
7/10/2025 Buy 1,000.00 1.0000 USD
7/10/2025 Buy 400.00 1.0800 USD
7/10/2025 Buy 390.00 1.0800 USD
7/10/2025 Buy 500.00 1.0800 USD
7/10/2025 Buy 110.00 1.0800 USD
7/10/2025 Buy 1,800.00 1.0000 USD
7/10/2025 Buy 90.00 1.0900 USD
7/10/2025 Buy 100.00 1.0900 USD
8/8/2025 Buy 100.00 0.5000 USD
8/8/2025 Buy 7,400.00 0.5000 USD
8/14/2025 Buy 100.00 0.5350 USD
8/18/2025 Buy 100.00 0.5000 USD
8/25/2027 Buy 100.00 0.4405 USD
8/29/2025 Buy 100.00 0.4405 USD
9/9/2025 Buy 5,000.00 0.5000 USD
9/9/2025 Buy 1,360.00 0.5000 USD
9/9/2025 Buy 1,140.00 0.5000 USD
9/9/2025 Buy 1,000.00 0.6000 USD
9/9/2025 Buy 2,000.00 0.5000 USD
9/9/2025 Buy 2,000.00 0.5000 USD
9/9/2025 Buy 2,000.00 0.5000 USD
9/9/2025 Buy 2,000.00 0.5000 USD
9/9/2025 Buy 2,000.00 0.5350 USD
9/9/2025 Buy 2,000.00 0.5539 USD
9/9/2025 Buy 680.00 0.5597 USD
9/9/2025 Buy 2,000.00 0.5614 USD
9/10/2025 Buy 1,000.00 0.6176 USD
9/10/2025 Buy 1,000.00 0.6176 USD
9/10/2025 Buy 7,400.00 0.5400 USD
9/10/2025 Buy 5,000.00 0.5500 USD
9/10/2025 Buy 1,000.00 0.6000 USD
9/10/2025 Buy 219.00 0.6113 USD
9/10/2025 Buy 5,172.00 0.6113 USD
9/11/2025 Buy 10,000.00 0.6500 USD
9/15/2025 Buy 1,000.00 0.6500 USD
9/15/2025 Buy 1,000.00 0.6500 USD
9/15/2025 Buy 1,000.00 0.6500 USD
9/15/2025 Buy 100.00 0.7000 USD

During the past 60 days the Reporting Person has not otherwise bought or sold any securities on the open market or otherwise.

As a result of these transactions as well as shares previously reported, the reporting person currently beneficially owns 7,243,923 shares. Such shares aggregate approximately 8.0% of the issued and outstanding shares

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Morsevo Trade, Inc: /s/ Stanislav Drgon, Stanislav Drgon, President (09/16/2025)